NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD	781 565 5000
	BURLINGTON, MA 01803	NUANCE.COM
February 16, 2011
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed November 29, 2010 Form 8-K Filed November 29, 2010 File No. 000-27038
Dear Ms. Collins:
We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company”) dated January 25, 2011 relating to the above referenced Annual Report on Form 10-K, filed on November 29, 2010 (“Form 10-K”) and Form 8-K filed November 29, 2010 (“Form 8-K”).
For your convenience, we have repeated you comments below in bold italic type before each of our responses.
Form 10-K for the Year Ended September 30, 2010
Item 1A. Risk Factors, page 5
1.	You state on page 6 that the “concentration of operations with one manufacturing partner” could contribute to fluctuations in operating results. Please tell us what consideration you have given to disclosing the material terms of your arrangement with the one manufacturing partner in a separate risk factor that describes the risks and uncertainties concerning this relationship. Also tell us whether you are substantially dependent upon any agreements with this manufacturing partner such that you should file the agreements pursuant to Item 601(b)(10) of Regulation S-K.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

The agreement referred to in the Risk Factors provides for the manufacture, distribution and shipping of the Company’s boxed software products. The services provided under this agreement are not unique to the Company’s business, and there are a number of alternative vendors who provide these services. The Company considered the requirements of 601(b)(10) of Regulation S-K and, because the agreement was entered into in the ordinary course of business and the Company is not substantially dependent on it, concluded that the agreement was not required to be filed. In response to the Staff’s comment, the Company reconsidered the risks associated with this manufacturing partner and concluded there is not a material risk to the Company and has deleted the corresponding language from its risk factors in the most recent filed Form 10-Q on February 9, 2011.
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Overview, page 21
2.	Please consider expanding this section in future filings to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results, rather than providing a description of the company’s business. This should include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective textural disclosure enabling investors to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Disclosure should be based on financial, operational, and other information known to you as well as known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release 33-6835 and 33-8350. For instance, consider discussing the criteria that you use to selectively pursue strategic acquisitions to expand your technology, solutions and resources, how this acquisition strategy affects or is affected by the company’s debt load, and how the company decides what portion of the consideration will be paid in cash compared to securities. As a further example, consider discussing some of the pricing pressure in some industries that you discuss in the Q4 2010 earnings conference call and the effect on your financial results.

The Company has considered the staff’s recommendations and referenced releases and will expand its disclosure in future filings.

3.	The disclosures throughout your September 30, 2010 Form 10-K refer to the

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

company’s four core markets. We note that during fiscal 2009 you operated in three core markets and in fiscal 2008 you operated in four. Tell us how you considered including a discussion regarding the changes in your core markets from fiscal 2008 to fiscal 2010 and the reasons for such changes. In addition, tell us how you considered discussing how the changes in your core markets impacted your reporting units and how you combine your core markets when establishing your reporting units.

The Company respectfully advises the Staff that it regularly reviews and adjusts its internal operating structure as a result of changing market dynamics, acquisitions and personnel changes. The Company strives to achieve the most efficient internal organizational structure while maintaining the ability to respond to market needs. During fiscal 2009, partially as a result of the Company’s acquisition of SNAPin Technologies, Inc., the Company recognized the convergence of Mobile and Enterprise markets. As an example, automated customer care solutions resident on a mobile device involve aspects of both the Mobile and Enterprise markets. Based on this trend, the Company hired a President of Mobile — Enterprise and began managing the core markets together resulting in three core markets at the end of fiscal 2009. After a period of time the Company concluded that, although the markets had many similarities, each core market required distinct leadership and began to manage these core markets separately reverting back into the four core markets at the end of fiscal 2010.

The Company continues to evaluate its internal organizational structure and will likely make additional changes as appropriate to maintain an efficient organizational structure while maintaining the ability to respond to market needs. The Company respectfully advises the Staff that it does not believe disclosure regarding these changes is material to an investor’s understanding of its business.

The Company further advises the Staff that the changes in our core markets did not have any impact to our reporting units during fiscal 2009 and fiscal 2010 and therefore we did not change our discussion on reporting units in our Form 10-K. As defined in Accounting Standards Codification (“ASC”) 350-20-35-35, Intangibles-Goodwill and Other, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics as defined in paragraph AEC 280-10-50-11 below:
50-11 Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

a. The nature of the products and services;
b. The nature of the production processes;
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services;
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
In accordance with paragraph 280-10-50-11 above, the Company has combined both Enterprise and Mobile as one single reporting unit in both fiscal 2009 and fiscal 2010
     Results of Operations
     Total Revenues
     Fiscal 2010 Compared to Fiscal 2009, page 24
4.	Throughout your revenue discussion, you refer to products and solutions that have impacted the various revenue line items without quantifying the impact of each product or solution. For example, you attribute the increase in overall healthcare revenue to organic growth in sales of your Dragon Medical products, on-demand solutions as well as SpeechMagic solutions. In addition, you attribute the $57.8 million increase in product and licensing revenue from your Mobile and Consumer market to an increase in your sales of your predictive text products, automotive solutions as well as your fourth quarter launch of Dragon Naturally Speaking 11. Where a material change is attributed to two or more factors, including any offsetting factors, tell us how you considered quantifying each factor that contributed to such change. We refer you to Section III.D of SEC Release No. 34-26831 and Item 303(a)(3) of Regulation S-K.

The Company supplementally advises the Staff that in preparing its MD&A disclosure, the Company carefully considers the Commission’s MD&A guidance (the “Guidance”). As is consistent with the Guidance, in order to ensure that all material information necessary for an understanding of changes in results is disclosed, the Company considers both quantitative and qualitative disclosures and seeks to eliminate information that the Company believes is either immaterial to an understanding of its results or could be confusing and serve to dilute the material disclosures. When describing multiple factors that impact results, the Company endeavors to provide the reader with a clear understanding of all material information necessary for an understanding of changes in results by:

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

•	placing the list of factors in order of magnitude, with the largest factor generally appearing first;

•	providing quantitative data, where material to an understanding of overall financial results or the relevant change in results; and

•	using qualitative language that provides context for the relative importance of multiple factors (such as the use of the words “primarily” and “partially offset by”).
     Cost and Expenses, page 27
5.	While we note the gross margins for your various revenues streams (e.g. product and licensing; professional services and hosting; and maintenance and support) have remained relatively constant, it appears that there may be significant fluctuations in the gross margins for the individual core market groups within each revenue line item. For instance, we note that professional services and hosting revenues for your Mobile and Consumer and Healthcare markets increased $28.5 million and $31.8 million, respectively in fiscal 2010 compared to fiscal 2009 while the cost of such revenues increased $35.9 million and $1.4 million, respectively. In addition, you attribute the increase in the overall gross margin for professional services and hosting to the growth in your “higher margin healthcare on-demand business.” Please provide us with the gross margins for the individual core market groups included in the various revenue line items. To the extent that the gross margins vary significantly amongst the various core market groups or to the extent that a particular core market group experiences a significant fluctuation in the gross margin for one of its revenue streams, tell us how you considered expanding your disclosures to include a discussion of the changes in such margins and the impact on the overall gross margin for such revenues.

The Company respectfully advises the Staff that the Company regularly reviews and analyzes its gross margin on a consolidated basis. Given the speed of change in the speech industry and continuous evolution in each of our core markets, coupled with the voluminous portfolio of products that we have across each of those core markets, we can experience volatility in revenue-type mix, by core market, that is not experienced at the consolidated level of reporting. The Company recognizes this volatility and that is why management is focused on both its core markets management for revenue and demand generation, as well as the consolidated operations for gross margin management and reporting. Our disclosure at the consolidated gross margin level is how we believe we can best provide a material understanding of the company’s results, changes and trends, and is consistent with how senior management manages the revenues and gross margin attributes of our business; therefore providing financial statement users an understanding of the business through the eyes of management.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

6.	Please describe further the facts and circumstances surrounding the $6.8 million write-off of previously capitalized patent defense costs. In this regard, tell us to which patent(s) these costs relate; when the litigation first began; and at what point management determined that it was no longer probable that the company will be successful in the litigation.

On February 17, 2006, the Company filed a lawsuit against TellMe Networks, Inc. alleging infringement of two patents, specifically (i) United States Patent 5033088 “Method and apparatus for effectively receiving voice input to a voice recognition system” and (ii) United States Patent 6,256,63 “Word-Containing Database Accessing System for Responding to Ambiguous Queries, Including a Dictionary of Database Words, a Dictionary Searcher and a Database Searcher.”

On April 20, 2010, the Court granted TellMe’s motion for summary judgment, finding that all of the claims of the patent were invalid. After weighing the chance of success on appeal, in addition to other factors such as cost, the Company decided not to appeal the adverse judgment. Based upon this judgment and the Company’s decision not to appeal, management determined that the previously capitalized patent defense costs were no longer recoverable and the amount was written off as restructuring and other charges, net in the consolidated statements of operations during the three months ended March 31, 2010.
     Other Income (Expense), Net, page 32
7.	Please provide a breakdown of other income (expense), net for fiscal 2010 ($5.8 million) and 2009 ($7.2 million). Also, tell us what consideration you gave to including a more detailed discussion of such amounts in MD&A, as necessary.

In response to the Staff’s comments, the following table provides a breakdown of other income (expense), net for the years ended September 30, 2010 and 2009 respectively (dollars in millions):

	Year Ended
	September 30,
	2010	2009
Foreign exchange gain, net	$3.5	$7.0
Gain on security price guarantees	4.0	2.3
Impairment of equity investment	—	(1.2)
Other income, net	(1.7)	(0.9)

Total other income (expense), net	$5.8	$7.2

As a percentage of total revenue	0.5%	0.8%

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

The discussion in MD&A of the Form 10-K explained that the significant change to the other income (expense), net was the impact of foreign exchange as a result of the U.S. dollar and British Pound strengthening against the Euro primarily in the first three quarters of fiscal 2010, offset by a one time gain taken in 2009 relating to the foreign currency contracts that were not designated as hedges in fiscal 2009. The other most significant amount included in other income (expense), net was the gain on security price guarantees, which is disclosed in Note 11 of the Form 10-K, Financial Instruments and Hedging Activities. The Company believes that the amounts reported in other income (expense), net are not material to an investors understanding of the Company’s business, and that its disclosures provide adequate detail on the amounts included. If the Company were to have a significant or unusual item in future periods, it would consider whether additional disclosure would be appropriate.
     Provision for Income Taxes, page 33
8.	Tell us how you considered expanding your disclosures to explain in greater detail the impact that the foreign tax provisions had on your effective income tax rates and obligations. For instance, you indicate on page 33 that the increase in fiscal 2010 foreign tax provisions, which resulted from increased foreign profits in certain jurisdictions, partially offset the decrease in your effective tax rate. However, it appears from your rate reconciliation table on page 103 that foreign taxes actually contributed to the decrease in your effective tax rate. Please explain further how foreign taxes impacted your effective tax rate. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

The Company respectfully advises the Staff that the increase in the foreign tax provision discussed on page 33 of Form 10-K represents the increase in income tax provision in absolute dollars and does not correspond to the foreign tax rate differential reduction in the rate reconciliation table on page 103 of Form 10-K as the foreign tax rate reduction represents statutory rate differences only in the current period. Our approach within the analysis in MD&A was to focus on the change in the dollar amount of the provision, as the effective tax rate is subject to wide variations that are driven by the low pre-tax loss in fiscal 2010. We believe that in this situation, it is more meaningful to discuss the change in the tax expense in terms of the dollars in the MD&A. The Company will expand its disclosures in future filings to provide greater clarity relating to the impact that the foreign operations have on the effective income tax rate.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

     Liquidity and Capital Resources
     Cash provided by Operating Activities, page 34
9.	We note discussion of fiscal 2010 compared to fiscal 2009 where you mention continuous DSO improvements in 2009. Tell us how you considered providing a full DSO analysis for each period presented and disclosing the actual DSO rates.

The Company respectfully advises the Staff that DSO is not always a meaningful measure for the Company’s business due to the effect of acquisitions that vary from period to period. In the initial period of an acquisition, the Company has an increase in accounts receivable without the corresponding sales during the period. For example, in December 2009, the Company acquired Spinvox which had $11.1 million of accounts receivable in the opening balance sheet. These amounts were included in the total accounts receivable balance as of December 31, 2009 without any corresponding sales in the quarter. Although the Company does not believe actual DSO amounts calculated in accordance with GAAP are material to an investor’s understanding of its business, the Company does believe that the DSO trend referenced in its Annual Report on Form 10-K was a material factor in the 2009 operating cash flow results. Notwithstanding the foregoing, in future filings, to the extent the Company refers to DSO trends, the Company will also provide the specific relevant DSO for each applicable period.

10.	Please describe further the nature of the amounts included in (a) unearned revenue and customer deposits and (b) deferred revenue, net of current portion and explain the reasons for the fluctuations in each line item. In this regard, you indicate on page 34 that the billings of your eCopy imaging business contributed to the increase in deferred revenue from fiscal 2010 compared to fiscal 2009. Tell us what impact the eCopy billings had on your deferred revenue balance and describe and quantify for us any other factors that contributed to the increase/decrease in your deferred revenue balances. For instance, you indicate on page 2 that the Healthcare market has experienced a shift in customer preference toward your subscription pricing model. You also indicate on page 25 that there is a continuous migration of customers to your on-demand solutions in the Enterprise market. Tell us what impact, if any, the shift towards your subscription and on-demand models have had on your deferred revenue balances and whether such shift represents a trend in future revenue streams that should be discussed in your Overview section. In addition, tell us how you considered including a discussion regarding the nature of, and changes in, deferred revenue and unearned revenue in either MD&A or in the financial statement footnotes. We refer to Item 303(a) of Regulation S-K.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

In response to the Staff’s comment, the following table provides additional information on deferred revenue as of September 30, 2010 and 2009 respectively (dollars in thousands):

	September 30,	September 30,
	2010	2009
Current Liabilities:
Deferred maintenance revenue	$90,969	$84,607
Unearned revenue	51,371	59,788

Total current deferred revenue	$142,340	$144,395

Long-term Liabilities:
Deferred maintenance revenue	$12,902	$8,732
Unearned revenue	63,696	25,172

Total long-term deferred revenue	$76,598	$33,904

The Company further advises the Staff that its deferred maintenance revenue consists of prepaid fees received for post-contract customer support for its products including telephone support and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Unearned revenue includes upfront fees for setup and implementation activities related to hosted offerings; certain software arrangements for which we do not have fair value of post-contract customer support, resulting in ratable revenue recognition for the entire arrangement on a straight-line basis; and fees in excess of estimated earnings on percentage-of-completion service contracts.
The increase in the Company’s deferred revenue as of September 30, 2010 compared to September 30, 2009 was mainly attributable to its acquisition of eCopy, Inc. on September 30, 2009. Deferred revenue assumed from the acquisition of eCopy was $6.8 million at September 30, 2009. As of September 30, 2010, deferred revenue from eCopy grew to $43.3 million. The increase in deferred revenue is due to the fact that eCopy sales include software arrangements for which the Company does not have fair value of post-contract customer support (“PCS”), resulting in ratable revenue recognition for the entire arrangement on a straight-line basis. As such, any eCopy billings after the acquisition are deferred and are recognized over the PCS term generally 3 — 5 years, resulting in an increase to deferred revenue subsequent to the acquisition.
With regards to the Staff’s comment on the shift in customer preference toward the Company’s subscription pricing model in the Healthcare market and the continuous migration of customers to the Company’s on-demand solutions in the Enterprise market, the Company advises the Staff that these arrangements are generally structured with volume-based or activity-based terms. The Company’s on-demand solutions in the Enterprise market are priced and invoiced based on the volume of

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

usage in a given period and the subscription pricing model in the Healthcare market is based on lines transcribed. Services are billed and revenue is earned as provided, therefore there is generally no impact to the Company’s deferred revenue that is typical with a prepaid subscription arrangement. The impact on our deferred revenue related to these arrangements is limited to the upfront billings for setup and implementation activities and is generally recognized as revenue over the longer of the contract lives, or the expected lives of the customer relationships.
The Company agrees with the staff’s view and has added additional disclosure in its footnote in the most recent filed Form 10-Q on February 9, 2011 to provide additional information regarding its deferred revenue balances.
11.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34- 48960.

In considering the disclosure in the Company’s Annual Report on Form 10-K, the Company noted that at September 30, 2010, $509.5 million of its total reported cash and marketable securities balance of $550.0 million was held by U.S. based companies, and therefore, concluded that the impact on liquidity of returning the cash to the U.S., from its foreign subsidiaries was not material.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company included the following language in the Liquidity and Capital Resources section of its Quarterly Report on Form 10-Q filed on February 9, 2011:
“Cash and marketable securities held by our international operations totaled $54.6 million and $40.5 million at December 31, 2010 and September 30, 2010, respectively. We expect the cash held overseas will continue to be used for our international operations and therefore do not anticipate repatriating these funds. If we were to repatriate these funds, we do not believe there would be a material impact to our liquidity.”
The Company will include this disclosure in future filings and to the extent practicable, indicate whether the costs of repatriation will be material.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

     Executive Compensation, Management, and Other Information (Incorporated by Reference from the Definitive Proxy Statement filed on December 8, 2010)
     Compensation Discussion and Analysis, page 14
12.	You state that the performance targets for the performance-based incentive compensation were based on non-GAAP revenue and non-GAAP earnings per shares. Please tell us how these performance measures were calculated from the company’s audited financial statements. Ensure that future filings address these calculations. See Instruction 5 to Item 402(b).

The Company calculates non-GAAP revenue and non-GAAP earnings per share for purposes of performance-based incentive compensation in the same manner that it calculates non-GAAP revenue and non-GAAP earnings per share for purposes of its quarterly earnings announcements. In performing this calculation, the Company has either included or excluded items in six general categories, each of which are described below.
Acquisition-Related Revenue and Cost of Revenue. The Company includes revenue and cost of revenue related to acquisitions that would otherwise have been recognized but for the purchase accounting treatment of these transactions. Non-GAAP revenue also includes revenue that the Company would have otherwise recognized had the Company not acquired intellectual property and other assets from the same customer during the same quarter.
Acquisition-Related Costs, Net. The Company has completed a number of acquisitions, which result in operating expenses which would not otherwise have been incurred. These acquisition-related costs are included in the following categories: (i) transition and integration costs; (ii) professional service fees; and (iii) acquisition-related adjustments. These categories are further discussed as follows:
(i) Transition and integration costs. Transition and integration costs include retention payments, transitional employee costs, earn-out payments treated as compensation expense, as well as the costs of integration-related services provided by third parties.
(ii) Professional service fees. Professional service fees include direct costs of the acquisition, as well as post-acquisition legal and other professional service fees associated with disputes and regulatory matters related to acquired entities.
(iii) Acquisition-related adjustments. Acquisition-related adjustments include adjustments to acquisition-related items that are required to

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

be marked to fair value each reporting period, such as contingent consideration, and other items related to acquisitions for which the measurement period has ended, such as gains or losses on settlements of pre-acquisition contingencies.
Amortization of Acquired Intangible Assets. The Company excludes the amortization of acquired intangible assets from the calculation of non-GAAP earnings per share.
Costs Associated with IP Collaboration Agreement. The Company has entered into two IP collaboration agreements, spanning six and five years, respectively. All intellectual property derived from these collaborations will be jointly owned by the two parties, but the Company will have sole rights to commercialize this intellectual property during the term of these agreements. For non-GAAP purposes, the Company considers these long-term contracts and the resulting acquisitions of intellectual property from this third-party over the agreements’ terms to be an investing activity, outside of its normal, organic, continuing operating activities, and is therefore calculates non-GAAP earnings per share excluding these expenses.
Non-Cash Expenses. The Company excludes the following non-cash expenses when calculating non-GAAP earnings per share: (i) stock-based compensation; (ii) certain accrued interest; and (iii) certain accrued income taxes.
Other Expenses. The Company excludes certain other expenses that are the result of unplanned events when calculating non-GAAP earnings per share. These items also include adjustments from changes in fair value of share-based instruments relating to the issuance of our common stock with security price guarantees payable in cash.
In future filings, the Company will include the above information.
13.	We note that you have not provided a quantitative discussion of all of the performance targets used to award executive compensation. For example, you state that the Compensation Committee established minimum and maximum performance targets, but it appears that you have only disclosed a single target for each measure. You also disclose that the compensation of certain executive officers are based on performance metrics other than revenue and earnings per share, but you do not disclose those targets (i.e., worldwide revenue target, healthcare revenue target, eScription/Focus & Ichart On-Demand revenue target, and the Healthcare operating income target). Further, you state that discretion was exercised by the Compensation Committee in finalizing the appropriate bonus allocations and taking into account each individual performance, but it is unclear how

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

much of the final executive compensation was discretionary and why discretion was exercised. Please advise.
In response to the Staff’s comments, we respectfully advise that, as noted in the Compensation Discussion and Analysis (“CD&A”) on page 18, we disclosed that:
“The minimum and maximum performance percentages that may be paid out to the Named Executive Officers are detailed in the Grants of Plan Based Awards table.”
We focused our analysis in the CD&A on the actual amounts paid as performance-based incentive compensation rather than a discussion of the hypothetical minimum and/or maximum amounts that were in fact not paid. We believed that this specific analysis of the actual amounts paid would be critical to our shareholders understanding of the material elements of our executive compensation practices. Consequently, in the Grants of Plan Based Awards on page 33, as referenced from the excerpt in the CD&A noted above, we disclosed the minimum and maximum potential amounts a Named Executive Officer might have been paid in fiscal 2010. After receiving this comment from the Staff, and given we understand the Staff’s rationale for requesting clarification of such disclosure, in future filings we will, to the extent applicable under the applicable incentive compensation arrangement, disclose such minimum and maximum amounts in the CD&A as well.
In response to the Staff’s comments, we respectfully advise that with respect to the four specific performance metrics used as targets for some portion of the vesting of the performance based restricted stock unit’s (“PBRSU”) disclosed in the CD&A beginning on page 20, we did not provide such disclosure as required by Regulation S-K 402(b) as the disclosure of such performance measures involve confidential commercial and financial information the disclosure of which would result in competitive harm.
At the time such performance goals were established, our Compensation Committee believed that the specific performance elements for that portion of the PBRSU vesting were challenging and aggressive. For example, under each of the four performance metrics, the Company and the specific Named Executive Officer would have had to achieve an exceptional year-over-year increase in our annual applicable revenue and/or operating income target. Our Compensation Committee believed that the achievement of the applicable revenue and operating income targets at each of the threshold target levels would require extraordinary efforts, excellent leadership, effective leveraging of our competencies and a clear focus on driving results throughout the year.
In response to the Staff’s comments, we respectfully advise that, as noted in the CD&A on page 17, we disclosed how the Company initially determined the bonus

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

pool for fiscal 2010 and how discretion was used to then set individual Named Executive Officer bonus amounts:
“For fiscal 2010, the Company would fund 100% of the bonus plan if it achieved non-GAAP revenue of $1.22 billion and non-GAAP earnings per share of $1.12. The Compensation Committee has the discretion to approve bonus payments for the Executives which are higher or lower than the target bonus amounts based upon the performance of the individual executive. Based on final results for fiscal 2010, the Compensation Committee approved the funding of the Company Bonus Program at 80% of the approved target. The Compensation Committee then exercised its discretion in finalizing the appropriate bonus allocations for each of the Named Executive Officers, with the final bonus allocations to each Named Executive Officer as further detailed below in ‘Performance-Based Incentive Compensation.’ Discretion was then used by the Compensation Committee for each Named Executive Officer by taking into account each individual performance which mainly focuses on financial results for the divisions for which they were responsible and the difficulty of the markets for which the executive is responsible.”
We then also disclosed in the table in the CD&A on page 19, the specific amount of such bonus which was determined based on the use of such discretion for each Named Executive Officer (e.g., the actual bonus amount in percentages to the extent it was increased or decreased from the 80% threshold approved target). Specifically, the table notes that the Compensation Committee used its discretion, in the cases of both Steven G. Chambers and Janet M. Dillione, to discretionally increase the bonus payment 6% from the 80% threshold to 86%; and in the case of Jeanne F. McCann to discretionally decrease the bonus payment 24% from the 80% threshold to 56%. The reasoning and rationale for why the Compensation Committee decided to use such discretion was discussed in the applicable footnote specified next to each Named Executive Officer’s name in table in the CD&A on page 19.
     Form 8-K Filed November 29, 2010
14.	We note on page 5 of Exhibit 99.2 that you have provided disclosure of DSO on a non-GAAP basis, which is based upon organic non-GAAP revenue. Tell us you considered labeling this measurement as a non-GAAP measure and if you considered providing the GAAP DSO measure in your disclosures reconciled to the non-GAAP measure. Also, tell us how you considered including the disclosures required by Regulation G.

The Company respectfully advises the Staff that it inadvertently failed to identify its DSO disclosure as a non-GAAP financial measure and provide the disclosures required by Regulation G. If the Company provides non-GAAP DSO information in the future, the Company will provide the disclosures required by Regulation G.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
February 16, 2011

The Company advises the Staff that its Current Report on Form 8-K furnished to the SEC on February 9, 2011 included the DSO calculation in accordance with GAAP
* * * * * *
The Company hereby acknowledges the following;
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding the Company’s response to the undersigned at (781) 565-5000.

Sincerely,
/s/ Thomas L. Beaudoin

Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc
Daniel D. Tempesta, Nuance Communications, Inc.
Jo-Anne Sinclair, Esq., Nuance Communications, Inc.
Garrison R. Smith, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation